The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-237342

Filed Pursuant to Rule 433

Subject to Completion, dated May 7, 2020

Pricing Supplement to the Prospectus Supplement and Prospectus dated April 20, 2020

US$    ●

Senior Medium-Term Notes, Series F

Floating Rate Notes Linked to CMS2, Due May 12, 2023

Issuer:	Bank of Montreal
Aggregate Principal Amount:	$ ●
Reference Rate:	The 2-Year U.S. Dollar Constant Maturity Swap Rate (“CMS2”), which appears on Reuters page ICESWAP1 as of 11:00 A.M., New York City time.
Trade Date:	May 7, 2020
Settlement Date (Original Issue Date):	May 12, 2020
Interest Determination Dates:	Each interest determination date will occur on the fifth U.S. Government Securities Business Day prior to each quarterly interest period.
Maturity Date:	May 12, 2023, resulting in a term to maturity of three years.
Minimum Denominations:	US$1,000 and integral multiples of US$1,000 in excess of $1,000
Original Public Offering Price (Issue Price):	100% of the principal amount
Interest Rate:	The Reference Rate level, as determined on the relevant interest determination date, subject to the Interest Rate Floor.
Interest Rate Floor:	1.10%
Interest Payment Dates:	Interest is payable quarterly in arrears on February 12, May 12, August 12 and November 12 of each year, commencing August 12, 2020. See “Specific Terms of the Notes—Interest” below.
Interest Payment:	The interest payable on each interest payment date will equal the principal amount multiplied by the interest rate.
Quarterly Interest Period:	From and including an interest payment date to but excluding the immediately following interest payment date or the maturity date, as the case may be; provided however the first quarterly interest period shall be from and including the original issue date to but excluding the immediately following interest payment date.
Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).
CUSIP No.:	06367WF99

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-2 of this pricing supplement and the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and on page 8 of the accompanying prospectus. In particular, please note that all payments on the notes are subject to our credit risk.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

We expect to deliver the notes through the facilities of The Depository Trust Company on May 12, 2020.

On the date of this preliminary pricing supplement, the estimated initial value of the notes is $986.40 per $1,000 in principal amount. The estimated initial value of the notes on the trade date may differ from this value but will not be less than $976.40 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

The public offering price will include accrued interest from May 12, 2020, if settlement occurs after that date. BMOCM will purchase the notes from us on the original issue date at prices that are expected to range from 99.50% to 99.90% of the principal amount.

BMO CAPITAL MARKETS

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus supplement dated April 20, 2020 and the prospectus dated April 20, 2020. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112249/d908040d424b5.htm

•	Prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

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Selected Risk Considerations

An investment in the notes involves significant risks, as discussed under “Risk Factors” in the pricing supplement, and in this section.

•	Payments on the notes are subject to our credit risk, and changes in our credit ratings may adversely affect the market value of the notes. The notes are our senior unsecured debt securities. The interest payments and the payment at maturity are dependent upon our ability to repay our obligations at those times. No assurance can be given as to what our financial condition will be at any time during the term of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading activities related to CMS2 that are not for your account or on your behalf. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the level of the Reference Rate. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Hedging and trading activities. — We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the notes in a manner that would be adverse to your interests as a beneficial owner of the notes.

•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the trade date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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•	Many economic and market factors will influence the value of the notes. — In addition to the level of the Reference Rate and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	time to maturity of the notes;
o	general interest and yield rates in the market;
o	other economic, financial, political, regulatory, or judicial events; and
o	the creditworthiness of the Issuer, including actual or anticipated downgrades in its credit ratings.

•	The interest payments will be based on the level of the Reference Rate on each interest determination date. - The interest payments will be based on the level of the Reference Rate on each interest determination date. As a result, the level of the Reference Rate on any other date will not be taken into account in determining the interest payments you receive. Accordingly, even if the Reference Rate increases substantially prior to an interest determination date, but then decreases on that interest determination date, your interest payment in respect of that interest determination date will be limited to the corresponding Reference Rate level.

•	Uncertainty about the future of LIBOR may affect CMS rates in a way that adversely affects the return on and the value of the notes. — A CMS rate, such as CMS 2, is a market rate for the fixed leg of a fixed-for-floating interest rate swap, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, CMS rates are significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the U.K. or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the level of CMS2. At this time, a complete consensus does not exist as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying the Reference Rate, and it is impossible to predict the effect of any such alternatives on the value of securities, such as the notes, that are linked to CMS rates. Any changes to 3-month U.S. dollar LIBOR or the calculation of CMS rates, and any uncertainty at what these changes may be, may affect CMS rates in a way that adversely affects your return on and value of the notes.

•	The manner in which CMS rates are calculated may change in the future. — The method by which CMS rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS rates or otherwise. We cannot predict whether the method by which CMS rates are calculated will change or what the impact of any such change might be. Any such change could affect CMS rates in a way that has a significant adverse effect on the notes.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the level of the Reference Rate and related interest rates, and may do so in the future. One or more of our affiliates have published, and in the future may publish, research reports that express views on the expected movement of the Reference Rate. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Reference Rate at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Reference Rate from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Specific Terms of the Notes

The notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series F, and therefore, this pricing supplement (the “pricing supplement”), should be read together with the accompanying prospectus supplement and prospectus, each dated April 20, 2020. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series F” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee (as amended and supplemented to date). This pricing supplement summarizes specific financial and other terms that apply to the notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the notes. If you have purchased the notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the notes in more detail below.

Interest

The interest payment on each interest payment date will equal the principal amount of your notes multiplied by the interest rate, subject to the Interest Rate Floor. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

In the event that an interest payment date or the Maturity Date falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day and no interest on such payment shall accrue for the period from and after such interest payment date or Maturity Date, as the case may be, to such next succeeding business day.

Interest will be payable to holders of record on the third business day before each interest payment date. However, the final interest payment will be paid to the person entitled to receive the principal amount of the notes.

The Reference Rate

The Reference Rate, CMS2, is a constant maturity swap rate that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The notes will reference the rate appearing on Reuters Page “ICESWAP1” (or any successor page) as of 11:00 A.M., New York City time, on each interest determination date.

If on an interest determination date, CMS2 is not quoted on the page indicated above, then CMS2 will be determined in accordance with the provisions set forth in the prospectus supplement under the caption “Description of the Notes We May Offer—Interest—Floating Rate Notes—CMS Rate Notes.”

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Calculation Agent

The Calculation Agent is BMO Capital Markets Corp. (“BMOCM”).

U.S. Government Securities Business Day

Any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day

Any day other than a Saturday, Sunday, legal holiday or day on which banking institutions are authorized or obligated by law or executive order to close in New York City.

Not Subject to Bail-in

The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

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Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us on the original issue date at prices that are expected to be within the range set forth on the cover page of this document. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes on a date that is greater than two business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Rate or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of the hedging profit that we or our affiliates expect to realize over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) and the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA and the U.K. has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA and the U.K. may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

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•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, interest rates and other factors. As a result, the estimated initial value of the notes on the trade date will be determined based on market conditions at that time.

The Reference Rate

The following graph for the Reference Rate is provided for information purposes only. You should not take the historical levels of the Reference Rate as an indication of its future levels, which may be higher or lower than the levels set forth below. No assurance can be given as to the level of the Reference Rate on any interest determination date.

2-Year Constant Maturity Swap Rate (CMS2)

As of May 6, 2020

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Employee Retirement Income Security Act

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of notes or any interest therein will be deemed to have represented by its purchase and holding of notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

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